This slide is not for distribution  in isolation
 and must be viewed in conjunction  with the accompanying
 term sheet, product  supplement,  prospectus  supplement
 and prospectus,  which further describe  the terms, conditions and risks associated  with the notes.
JPMorgan  Auto  Callable  Contingent  Interest  Notes  linked to the common  stock  of Apple  Inc. due  January  08, 2014

The notes are designed  for investors  who seek a Contingent
 Interest  Payment
 with respect to each Review Date for which the closing price of o ne share of the Reference
 Stock is greater than or equal to the Interest  Barrier.

Trade Details/Characteristics
Reference Stock                          The common stock,  no par value, of Apple Inc. ("AAPL")
Contingent Interest Payments:
 If the notes have not been previously called and the closing price of one share of the Reference Stock on any

 Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment

 Date for each $1,000 principal amount note a Contingent Interest Payment equal to

 $62.50 (equivalent to an interest rate of 25.00% per annum, payable at a rate of 6.25% per quarter).

 If the closing price of one share of the Reference Stock on any Review Date is less than the Interest Barrier,[
]no
                                          Contingent Interest Payment will be made with respect to that Review Date.
 Interest Barrier / Trigger Level:  80% of the Initial Stock Price (subject to adjustments)
Interest Rate:                           25.00% per annum, payable at a rate of 6.25% per quarter, if applicable
Automatic Call:
 If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date)[
]is

 greater than or equal to the Initial Stock Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:
 If the notes have not been previously called and the Final Stock Price is greater than or equal to the Trigger[
]

 Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus
  (b) the Contingent Interest Payment applicable to the final Review Date. If the notes have not been previously called and the Final Stock Price is less than the Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Un der

 these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
                                          $1,000 + ($1,000   Stock Return).

 If the notes have not been automatically called and the Final Stock Price is less than the Trigger Level, you w ill

 lose more than 20% of your initial investment and may lose all of your initial investment at maturity.
Review Dates:
 April 04, 2013 (first Review Date), July 11, 2013 (second Review Date), October 03, 2013 (third Review Date),
                                          January 03, 2014 (final Review Date)

Hypothetical  Return on a Note

First 3 Review Dates

Compare the closing price of one share of the Reference Stock to the Initial
Stock Price and the Interest Barrier until the final review date or any automatic call.

Automatic Call
If the closing price of one Share of the Reference
Stock is greater than or The notes will be automatically called and you will receive (i) the principal equal to the Initial amount plus (ii) the Contingent
Interest Payment with respect to Stock Price the related review date

                                                 The closing price of one You
will receive the share of the Reference Contingent Interest Stock is greater than or Payment.  Proceed to If the closing price of one equal to the Interest
Barrier the next review date.
Share of the Reference
                             No Automatic Call Stock is less than the
The closing price of one
Initial Stock Price No Contingent Interest share of the Reference Payment.
Proceed to Stock is less than the the next review date.
Interest Barrier

For more information  about the payments  upon an Automatic
 Call or at maturity  in different  hypothetical  scenarios,see
 "Hypothetical  Payment  upon Automatic  Call or at Maturity"  below.

What Are the Payments  on the Notes, Assuming
 a Range of Performances  for the Reference
 Stock?                                   [
]
                                       [
]
The following  table illustrates  payments  on the notes, assuming a range of performance  for the Reference
 Stock on a given Review Date. The hypothetical  payments  set forth below assume  an Initial Stock Price of $500.00,  an Interest
 Barrier and a Trigger Level of $400.00
 (equal to 80% of the hypothetical
 Initial Stock Price) and reflect the Interest  Rate of
per annum (payable  at a rate of 6.25%  per quarter)
.. The hypothetical
 total returns set forth below are for illustrative  purposes only and may not be the actual total returns applicable
 to a purchaser  of the notes. The numbers  appearing
 in the following  table and examples  have been rounded
 for ease of analysis.

Risk Considerations
   Your   investment   in  the     notes  may    result    in    a
  loss  of     some  or     all   of  your     principal.    Any
payment  on     the  notes     is   subject   to   the   credit  risk
  of     JPMorgan   Chase   and   Co.      The   notes   do  not
guarantee   the  payment    of     interest  and     may   not  pay
interest    at    all.
   The  appreciation     potential  of    the     notes  is
 limited,     and   you   will  not    participate    in    any
appreciation   in   the   price  of    the     Reference  Stock.
  The     benefit  provided    by    the     Trigger   Level  may
terminate   on  the     final  Review    Date.
   JPMorgan   Chase  and     Co.   and  its    affiliates     play  a
 variety    of     roles   in   connection  with    the     issuance
of   the   notes,  including    acting     as   calculation   agent
and   hedging   JPMorgan Chase    and     Co. 's   obligations     under
 the     notes.   Their  interests     may   be   adverse   to   your
 interests.
  If    the     notes   are  automatically    called    early,
there     is  no     guarantee  that     you  will     be   able
to  reinvest    the     proceeds  at     a   comparable   return
for   a  similar     level   of   risk.
   Certain   built   in  costs     are  likely    to    adversely
affect  the    value    of     the   notes   prior   to   maturity.
  No    ownership    or    dividend     rights   in   the
Reference   Stock.
  Risk     of  the    closing     price  of     the  Reference
Stock  falling     below  the    Interest     Barrier   or  Trigger
Level    is     greater  if     the  Reference     Stock  is
volatile.
  Lack    of     liquidity      J.  P.  Morgan  Securities     LLC
("JPMS")   intends  to     offer   to   purchase  the     notes   in
 the     secondary  market    but     is  not     required   to   do
  so.   Even   if   there   is a     secondary   market,  it    may
  not    provide     enough  liquidity    to     allow   you   to
trade   or   sell  the    notes     easily.
  The     anti   dilution   protection   for   the  Reference    Stock
   is     limited  and     may  be     discretionary.
   Many  economic     factors,   such  as     Reference   Stock
volatility,     time  to    maturity,    interest    rates     and
creditworthiness   of  the    issuer,    will    impact    the    value
  of     the   notes  prior   to   maturity.

Hypothetical Payment upon Automatic Call or at Maturity
----------------------------------------------------------------------------------------------------------------- -------------
 ----------------------------------------------------------------------------------------
                                        Review Dates Prior to the Final Review Date
 Final Review Date
                                   ------------------------------------------------------------------------------ -------------
 ----------------------------------------------------------------------------------------
    Closing Price                 Reference Stock Appreciation /  Payment on Interest Payment Date or
                                                                                                                  Stock Return
     Payment at Maturity (2)
                                   Depreciation at Review Date Call Settlement Date (1)(2)
---------------------------------- ------------------------------ ----------------------------------------------- -------------
 ----------------------------------------------------------------------------------------
      $900.000                            80.00%                       $1,062.50                                   80.00%
          $1,062.50
      $800.000                            60.00%                       $1,062.50                                   60.00%
          $1,062.50
      $700.000                            40.00%                       $1,062.50                                   40.00%
          $1,062.50
      $600.000                            20.00%                       $1,062.50                                   20.00%
          $1,062.50
      $550.000                            10.00%                       $1,062.50                                   10.00%
          $1,062.50
      $525.000                            5.00%                        $1,062.50                                    5.00%
          $1,062.50
---------------------------------- ------------------------------ ----------------------------------------------- -------------
 ----------------------------------------------------------------------------------------
      $500.000                            0.00%                        $1,062.50                                    0.00%
          $1,062.50
      $475.000                             5.00%                       $62.50                                      5.00%
          $1,062.50
      $450.000                             10.00%                      $62.50                                      10.00%
          $1,062.50
      $425.000                             15.00%                      $62.50                                      15.00%
          $1,062.50
      $400.000                             20.00%                      $62.50                                      20.00%
          $1,062.50
      $399.950                             20.01%                      $0.00                                       20.01%
          $799.90
      $300.000                             40.00%                      $0.00                                       40.00%
          $600.00
      $150.000                             70.00%                      $0.00                                       70.00%
          $300.00
      $0.000                              100.00%                      $0.00                                       100.00%
           $0.00
---------------------------------- ------------------------------ ----------------------------------------------- -------------
 ----------------------------------------------------------------------------------------
(1) The notes will be automatically called if the closing price of one share of the Reference Stock on any Revie
w Date (other than the final Review Date) is greater than or equal to the Initial Stock Price.
(2) You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.
Filed pursuant to Rule 433 Registration Statement No. 333-177923 Dated:
December 17, 2012

Risk Considerations
The risk considerations identified below are not exhaustive. Please see the accompanying term sheet and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS -- The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if the Final Stock Price is greater than or equal to the Trigger Level. If the notes are not automatically called and the Final Stock Price is less than the Trigger Level, you will lose 1% of your principal amount at maturity for every 1% that the Final Stock Price is less than the Initial Stock Price. Accordingly, under these circumstances, you will lose more than 20% of your principal amount and could lose up to the entire principal amount of your notes.
THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST
AT ALL -- The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Reference Stock. We will make a Contingent Interest
Payment with respect to a Review Date only if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the
Interest Barrier. If the closing price of one share of the Reference Stock on that Review Date is less than the Interest Barrier, no Contingent Interest
Payment will be made with respect to that Review Date, and the Contingent
Interest Payment that would otherwise have been payable with respect to that
Review Date will not be accrued and subsequently paid. Accordingly, if the closing price of one share of the Reference Stock on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.

CREDIT RISK OF JPMORGAN CHASE and CO. -- The notes are subject to the credit risk of JPMorgan Chase and Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview -- Recent Developments," "Liquidity Risk
Management -- Credit Ratings," "Item 4. Controls and Procedures" and "Part II.
Other Information -- Item 1A. Risk Factors" in our Quarterly Report on Form
10-Q for the quarter ended June 30, 2012.
THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT
PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE REFERENCE STOCK -- The
appreciation potential of the notes is limited to the sum of any Contingent
Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the Reference Stock, which may be significant.
You will not participate in any appreciation in the price of the Reference
Stock. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors -- Risks
Relating to the Notes Generally" in the accompanying product supplement no.
20-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Reference Stock including extending loans to, or making equity investments in, the issuer of the Reference Stock or providing advisory services to the issuer of the Reference Stock. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the issuer of the Reference Stock, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW
DATE -- If the Final Stock Price is less than the Trigger Level, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock.
Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Reference
Stock at the maturity date or at other times during the term of the notes could be greater than or equal to the Trigger Level. This difference could be particularly large if there is a significant decrease in the price of the
Reference Stock during the latter portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the final Review Date.
THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT -- If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest
Payment applicable to the relevant Review Date.

REINVESTMENT RISK -- If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any
Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the maturity date.
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY -- While any payment on the notes described in the accompanying term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the
Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK -- As a holder of the notes, you will not have any ownership interest or rights in the Reference
Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
RISK OF THE CLOSING PRICE OF THE REFERENCE STOCK FALLING BELOW THE INTEREST
BARRIER OR THE TRIGGER LEVEL IS GREATER IF THE CLOSING PRICE OF THE REFERENCE
STOCKS IS VOLATILE -- The likelihood of the closing price of one share of the
Reference Stock falling below the Interest Barrier or the Trigger Level will depend in large part on the volatility of the closing price of the Reference
Stock -- the frequency and magnitude of changes in the closing price of the
Reference Stock.
LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange.
JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
HEDGING AND TRADING IN THE REFERENCE STOCK -- While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference
Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE
DISCRETIONARY -- The calculation agent will make adjustments to the Stock
Adjustment Factor for certain corporate events affecting the Reference Stock.
However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other including the actual and expected volatility in the closing price of the Reference Stock; time to maturity of the notes; the dividend rate of the Reference Stock; interest and yield rates in the market generally; a variety of economic, political, regulatory and judicial events; and the creditworthiness of JPMorgan Chase and
Co.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.